MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail:	ross.hansen@cunamutual.com

December 20, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Registration Statement on Form S-1 for MEMBERS Life Insurance Company Initial Registration Statement on Form S-1

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), attached for transmission under the Securities Act of 1933 (the “Securities Act”) is an initial Registration Statement on Form S-1 (the “Registration Statement”) for the offering of certain Single Premium Deferred Index Annuity Contracts (the “Contracts”). The purpose of this filing is to register additional interests under the Contracts.

The Company represents that the Registration Statement is substantially identical to the prior registration statement for the Contracts previously filed on Form S-1 with the Securities and Exchange Commission (File No. 333-210491) (the “Prior Registration Statement”). Changes from the Prior Registration Statement include the addition of a 6-year Initial Index Period, updated disclosure about the Company and tax disclosure for the Company as well as other updated disclosure and clarifying changes. The Company also represents that the materiality of the changes from the Prior Registration Statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the Securities Act if Form S-1 registration statements were eligible for filing under Rule 485. The Company plans to file as correspondence to the Registration Statement a marked copy of the prospectus that shows changes from the prospectus to the Prior Registration Statement.

Based on the aforementioned, we respectfully request that the Commission staff afford the Company’s Registration Statement expedited review in accordance with Securities Act Release No. 6510 (February 15, 1984). The Company plans to file a pre-effective amendment to the Registration Statement that will respond to any comments from the Commission staff on the Registration Statement and that will include financial statements for the Company, exhibits and all other required information.

Please contact the undersigned at the above number, or Thomas Bisset at (202) 383-0118 if you have any questions or comments regarding this letter or the Registration Statement. We greatly appreciate the Commission staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/Ross D. Hansen

Ross D. Hansen

cc:	Thomas Bisset, Esq.